TransAlta Corporation

Condensed Consolidated Statements of Earnings (Loss)

(in millions of Canadian dollars except per share amounts)

	3 months ended March 31
	2016	2015
(Unaudited)		(Restated)*
Revenues	568	593
Fuel and purchased power	208	237
Gross margin	360	356
Operations, maintenance, and administration	123	134
Depreciation and amortization	122	133
Restructuring	-	7
Taxes, other than income taxes	8	7
Operating income	107	75
Finance lease income	16	13
Net interest expense (Note 4)	(64)	(60)
Foreign exchange gains (losses)	(6)	1
Earnings before income taxes	53	29
Income tax expense (recovery) (Note 5)	(18)	43
Net earnings (loss)	71	(14)

Net earnings (loss) attributable to:
TransAlta shareholders	74	(28)
Non-controlling interests (Note 6)	(3)	14
	71	(14)

Net earnings (loss) attributable to TransAlta shareholders	74	(28)
Preferred share dividends (Note 12)	12	12
Net income (loss) attributable to common shareholders	62	(40)
Weighted average number of common shares outstanding in the period (millions)	288	277

Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.22	(0.14)

* See Note 2(A) for prior period restatements.
See accompanying notes.

transalta corporation/Q1 2016 F1

TransAlta Corporation

Condensed Consolidated Statements of Comprehensive Income

(in millions of Canadian dollars)

	3 months ended March 31
	2016	2015
Unaudited		(Restated)*

Net earnings (loss)	71	(14)
Net actuarial losses on defined benefit plans, net of tax(1)	(20)	(14)
Gains on derivatives designated as cash flow hedges, net of tax(2)	-	2
Total items that will not be reclassified subsequently to net earnings	(20)	(12)
Gains (losses) on translating net assets of foreign operations(3)	(124)	110
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(4)	62	(64)
Gains on derivatives designated as cash flow hedges, net of tax(5)	8	152
Reclassification of (gains) losses on derivatives designated as cash flow hedges to net earnings, net of tax(6)	38	(75)
Total items that will be reclassified subsequently to net earnings	(16)	123
Other comprehensive income (loss)	(36)	111
Total comprehensive income	35	97

Total comprehensive income attributable to:
TransAlta shareholders	35	80
Non-controlling interests (Note 6)	-	17
	35	97
* See Note 2(A) for prior period restatements.
(1) Net of income tax recovery of 7 for the three months ended March 31, 2016 (2015 - 5 recovery).
(2) Net of income tax expense of nil for the three months ended March 31, 2016 (2015 - 1 expense).
(3) Net of income tax expense of $10 million for the three months ended March 31, 2016 (2015 - nil).
(4) Net of income tax expense of 4 for the three months ended March 31, 2016 (2015 - 9 recovery).
(5) Net of income tax expense of 25 for the three months ended March 31, 2016 (2015 - 47 expense).
(6) Net of income tax recovery of 3 for the three months ended March 31, 2016 (2015 - 25 expense).

See accompanying notes.

F2 transalta corporation/Q1 2016

TransAlta Corporation

Condensed Consolidated Statements of Financial Position

(in millions of Canadian dollars)

Unaudited	March 31, 2016	Dec. 31, 2015
Cash and cash equivalents	30	54
Trade and other receivables (Note 8)	457	567
Prepaid expenses	29	26
Risk management assets (Notes 7 and 8)	250	298
Inventory	219	219
	985	1,164
Long-term portion of finance lease receivables	731	775
Property, plant, and equipment (Note 9)
Cost	12,765	12,854
Accumulated depreciation	(5,735)	(5,681)
	7,030	7,173

Goodwill	464	465
Intangible assets	363	369
Deferred income tax assets	74	71
Risk management assets (Notes 7 and 8)	771	797
Other assets	136	133
Total assets	10,554	10,947

Accounts payable and accrued liabilities	336	334
Current portion of decommissioning and other provisions	166	166
Risk management liabilities (Notes 7 and 8)	153	200
Income taxes payable	1	3
Dividends payable (Note 11)	26	63
Current portion of long-term debt and finance lease obligations (Note 10)	103	87
	785	853
Credit facilities, long-term debt, and finance lease obligations (Note 10)	3,927	4,408
Decommissioning and other provisions	190	232
Deferred income tax liabilities	654	647
Risk management liabilities (Notes 7 and 8)	85	69
Defined benefit obligation and other long-term liabilities	371	348

Equity
Common shares (Note 11)	3,093	3,075
Preferred shares (Note 12)	942	942
Contributed surplus	9	9
Deficit	(980)	(1,018)
Accumulated other comprehensive income	314	353
Equity attributable to shareholders	3,378	3,361
Non-controlling interests (Note 6)	1,164	1,029
Total equity	4,542	4,390
Total liabilities and equity	10,554	10,947

Commitments and contingencies (Note 13)

See accompanying notes.

transalta corporation/Q1 2016 F3

TransAlta Corporation

Condensed Consolidated Statements of Changes in Equity

(in millions of Canadian dollars)

3 months ended March 31, 2016
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2015	3,075	942	9	(1,018)	353	3,361	1,029	4,390
Net earnings (loss)	-	-	-	74	-	74	(3)	71
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	(62)	(62)	-	(62)
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	43	43	3	46
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(20)	(20)	-	(20)
Total comprehensive income (loss)				74	(39)	35	-	35
Common share dividends	-	-	-	(12)	-	(12)	-	(12)
Preferred share dividends	-	-	-	(12)	-	(12)	-	(12)
Changes in non-controlling interests in TransAlta Renewables	-	-	-	(12)	-	(12)	176	164
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(41)	(41)
Common shares issued	18	-	-	-	-	18	-	18
Balance, March 31, 2016	3,093	942	9	(980)	314	3,378	1,164	4,542

See accompanying notes.
3 months ended March 31, 2015
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit (Restated)*	Accumulated other comprehensive income (loss)	Attributable to shareholders (Restated)*	Attributable to non-controlling interests	Total (Restated)*
Balance, Dec. 31, 2014	2,999	942	9	(770)	104	3,284	594	3,878
Net earnings (loss)	-	-	-	(28)	-	(28)	14	(14)
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	46	46	-	46
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	76	76	3	79
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(14)	(14)	-	(14)
Total comprehensive income (loss)				(28)	108	80	17	97
Common share dividends	-	-	-	(50)	-	(50)	-	(50)
Preferred share dividends	-	-	-	(12)	-	(12)	-	(12)
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(20)	(20)
Common shares issued	20	-	-	-	-	20	-	20
Balance, March 31, 2015	3,019	942	9	(860)	212	3,322	591	3,913
* See Note 2(A) for prior period restatements.
See accompanying notes.

transalta corporation/Q1 2016 F5

TransAlta Corporation

Condensed Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2016	2015
Operating activities
Net earnings (loss)	71	(14)
Depreciation and amortization	136	147
Accretion of provisions	6	5
Decommissioning and restoration costs settled	(3)	(5)
Deferred income tax expense (recovery) (Note 5)	(23)	37
Unrealized (gains) losses from risk management activities	(2)	36
Unrealized foreign exchange losses	5	7
Provisions	1	(9)
Other non-cash items	(10)	(2)
Cash flow from operations before changes in working capital	181	202
Change in non-cash operating working capital balances	94	(49)
Cash flow from operating activities	275	153

Investing activities
Additions to property, plant, and equipment (Note 9)	(85)	(124)
Additions to intangibles	(4)	(6)
Proceeds on sale of property, plant, and equipment	1	1
Realized gains (losses) on financial instruments	2	(6)
Net increase in collateral paid to counterparties	-	(4)
Decrease in finance lease receivable	14	1
Other	1	-
Change in non-cash investing working capital balances	4	(5)
Cash flow used in investing activities	(67)	(143)

Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 10)	(315)	583
Repayment of long-term debt	(7)	(633)
Issuance of long-term debt (Note 10)	17	45
Dividends paid on common shares (Note 11)	(34)	(30)
Dividends paid on preferred shares (Note 12)	(12)	(12)
Net proceeds on sale of non-controlling interest in subsidiary (Note 3)	162	-
Realized gains on financial instruments	-	76
Distributions paid to subsidiaries' non-controlling interests (Note 6)	(39)	(19)
Decrease in finance lease obligation	(3)	(3)
Other	1	-
Cash flow from (used in) financing activities	(230)	7
Cash flow from (used in) operating, investing, and financing activities	(22)	17
Effect of translation on foreign currency cash	(2)	1
Increase (decrease) in cash and cash equivalents	(24)	18
Cash and cash equivalents, beginning of period	54	43
Cash and cash equivalents, end of period	30	61
Cash income taxes paid	8	14
Cash interest paid	21	41

See accompanying notes.

F6 transalta corporation/Q1 2016

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting Policies

A. Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in
Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit Committee on behalf of the Board of Directors on May 2, 2016.

B. Use of Estimates and Significant Judgments

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements for information regarding judgments and estimates. An additional judgment applied in the first quarter of 2016 with respect to operating and reportable segments is described in Note 2(A).

transalta corporation/Q1 2016 F7

2. Significant Accounting Policies

A. Current Accounting Changes

I. Operating and Reportable Segments

Beginning this quarter, the Corporation has chosen to disaggregate presentation of the previous Gas reportable segment into its two operating segments; Canadian Gas and Australian Gas. Previously included legacy costs of the non-operating U.S. Gas function have been reallocated to U.S. Coal to align with management’s internal monitoring practices. Comparative segmented results for 2015 have been restated to align with separate reporting of the two segments and the reallocation of the non-operating costs.

II. Restatement of a Prior Quarter

During the fourth quarter of 2015, the Corporation restated the statement of earnings of the first quarter of 2015, to increase deferred tax expense by $47 million. As a result, net earnings attributable to common shareholders of the first quarter of 2015 has decreased from $7 million to a net loss of $40 million. The adjustment is due to the correction of the tax basis of an internally transferred asset as part of the reorganization of companies giving effect to the sale of an economic interest in Australian assets to TransAlta Renewables Inc. (“TransAlta Renewables”), which closed during the second quarter of 2015. Comparative information of the first quarter of 2015 presented in this document has been adjusted accordingly.

B. Future Accounting Changes

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been applied by the Corporation include IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, and IFRS 16 Leases. Refer to Note 3 of the Corporation’s most recent annual consolidated financial statements for information regarding the requirements of IFRS 9, IFRS 15, and IFRS 16.

3. Significant Events

Investment in Sarnia Cogeneration Plant, Le Nordais Wind Farm, and Ragged Chute Hydro Facility by TransAlta Renewables

On Jan. 6, 2016, TransAlta Renewables completed its investment in an economic interest based on the cash flows of the Corporation’s Sarnia cogeneration plant, Le Nordais wind farm, and Ragged Chute hydro facility (the “Canadian Assets”) for a combined value of approximately $540 million. The Canadian Assets consist of approximately 611 MW of highly contracted power generation assets located in Ontario and Quebec. The transaction was originally announced on Nov. 23, 2015. The Corporation will continue to own, manage, and operate the Canadian Assets.

As consideration, TransAlta Renewables provided to the Corporation $173 million in cash, issued 15,640,583 common shares with an aggregate value of $152 million, and issued a $215 million convertible unsecured subordinated debenture. The debenture issued by TransAlta Renewables to the Corporation is on an interest-only basis at a coupon of 4.5 per cent per annum payable semi-annually in arrears on June 30th and December 31st and will mature on Dec. 31, 2020. On the maturity date, the Corporation will have the right, at its sole option, to convert the outstanding principal amount of the debenture, in whole or in part, into common shares of TransAlta Renewables at a conversion price of $13.16 per common share, being a
35 per cent premium to the offering price on the closing date of the investment in the Canadian Assets. If TransAlta does not exercise its conversion option, TransAlta Renewables may satisfy the principal obligation through issuance of common shares with a unit value corresponding to 95 per cent of its then-current common share value.

TransAlta Renewables funded the cash proceeds through the public issuance of 17,692,750 subscription receipts at a price of $9.75 per subscription receipt. Upon the closing of the transaction, each holder of subscription receipts received one common share of TransAlta Renewables and a cash dividend equivalent payment of $0.07 for each subscription receipt held. As a result, TransAlta Renewables issued 17,692,750 common shares and paid a total dividend equivalent of $1 million. Share issuance costs amounted to $8 million, net of $2 million income tax recovery. On Jan. 6, 2016, TransAlta Renewables declared a dividend increase of 5 per cent.

F8 transalta corporation/Q1 2016

4. Net Interest Expense

The components of net interest expense are as follows:

3 months ended March 31	2016	2015
Interest on debt	60	57
Capitalized interest	(3)	(3)
Interest on finance lease obligations	1	1
Accretion of provisions	6	5
Net interest expense	64	60

5. Income Taxes

The components of income tax expense (recovery) are as follows:

	2016	2015
3 months ended March 31		(Restated)*
Current income tax expense	5	7
Adjustments in respect of current income tax of prior periods	-	(1)
Deferred income tax recovery related to the origination and reversal of temporary differences	(1)	(3)
Deferred income tax expense related to temporary difference on investment in subsidiary(1)	-	55
Deferred income tax expense resulting from changes in tax rates or laws(2)	1	-
Deferred income tax recovery arising from the writedown of deferred income tax assets(3)	(23)	(15)
Income tax expense (recovery)	(18)	43
* See Note 2(A) for prior period restatements.

(1) In order to give effect to the sale of an economic interest in Australian assets to TransAlta Renewables, a reorganization of certain TransAlta subsidiaries was completed. The reorganization resulted in the recognition of a $55 million deferred tax liability on TransAlta’s investment in a subsidiary. The deferred tax liability had not been recognized previously, as prior to the reorganization, the taxable temporary difference was not expected to reverse in the foreseeable future.

(2) Impact of increase in New Brunswick corporate income tax rate from 12 per cent to 14 per cent, enacted Feb. 3, 2016.

(3) During the three months ended March 31, 2016, the Corporation reversed a previous writedown of deferred income tax assets of $23 million (2015 - $15 million) of which $10 million represented an adjustment in respect of deferred income tax of prior periods. The remaining deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned U.S. operations. The Corporation had written these assets off as it was no longer considered probable that sufficient future taxable income would be available from the Corporation’s directly owned U.S. operations to utilize the underlying tax losses, due to reduced price growth expectations. Recognized other comprehensive income during the period has given rise to taxable temporary differences, which forms the primary basis for utilization of some of the tax losses and the reversal of the writedown.

Presented in the Condensed Consolidated Statements of Earnings as follows:

	2016	2015
3 months ended March 31		(Restated)*
Current income tax expense	5	6
Deferred income tax expense (recovery)	(23)	37
Income tax expense (recovery)	(18)	43
* See Note 2(A) for prior period restatements.

transalta corporation/Q1 2016 F9

6. Non-Controlling Interests

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

A. TransAlta Renewables

Amounts attributable to the non-controlling interests include the 17 per cent non-controlling interest in its Kent Hills wind farm.

The Corporation’s share of ownership and equity participation were as follows over the current and comparative periods:

Period	Ownership and voting rights percentage	Equity participation percentage
April 29, 2014 to May 6, 2015	70.3	70.3
May 7, 2015 to Nov. 25, 2015	76.1	72.8
Nov. 26, 2015 to Jan. 5, 2016	66.6	62.0
Jan. 6, 2016 and thereafter	64.0	59.8

As the Class B shares in the capital of TransAlta Renewables issued to the Corporation were determined to constitute financial liabilities of TransAlta Renewables and do not participate in earnings until commissioning of South Hedland, they are excluded from the allocation of equity and earnings.

3 months ended March 31	2016	2015
Revenues	68	68
Net earnings (loss)	(35)	21
Total comprehensive income (loss)	(36)	21
Amounts attributable to the non-controlling interests:
Net earnings (loss)	(14)	7
Total comprehensive income (loss)	(14)	7
Distributions paid to non-controlling interests	20	8

As at	March 31, 2016	Dec. 31, 2015
Current assets	86	74
Long-term assets	3,754	3,262
Current liabilities	(183)	(190)
Long-term liabilities	(1,405)	(1,120)
Total equity	(2,252)	(2,026)
Equity attributable to non-controlling interests	(927)	(787)
Non-controlling interests share (per cent)	40.2	38.0

F10 transalta corporation/Q1 2016

B. TransAlta Cogeneration L.P.

3 months ended March 31	2016	2015
Revenues	77	75
Net earnings	21	15
Total comprehensive income	27	19
Amounts attributable to the non-controlling interest:
Net earnings	11	7
Total comprehensive income	14	10
Distributions paid to the non-controlling interest	19	12

As at	March 31, 2016	Dec. 31, 2015
Current assets	80	82
Long-term assets	516	535
Current liabilities	(77)	(75)
Long-term liabilities	(42)	(54)
Total equity	(477)	(488)
Equity attributable to the non-controlling interest	(237)	(242)
Non-controlling interest share (per cent)	49.99	49.99

7. Financial Instruments

A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

transalta corporation/Q1 2016 F11

The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities and long-term debt measured and carried at fair value, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

The Corporation also has commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

The Corporation has a Commodity Exposure Management Policy (the “Policy”), which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. The Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of observable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses.

Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes, and shapes.

F12 transalta corporation/Q1 2016

As at	March 31, 2016		Dec. 31, 2015
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - U.S.	836	+114	863	+125
		-177		-186
Long-term power sale - Alberta	(5)	+11	(13)	+13
		-9		-7
Unit contingent power purchases	(47)	+6	(70)	+9
		-4		-8
Structured products - Eastern U.S.	34	+9	18	+6
		-9		-4
Hydro slice products - Western U.S.	(8)	+1	(6)	+1
		-1		-4
Others	(1)	+2	(3)	+2
		-3		-2

i. Long-Term Power Sale - U.S.

The Corporation has a long-term fixed price power sale contract in the U.S. for delivery of power at the following capacity levels: 280 MW through Nov. 30, 2016, 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.

For periods beyond 2017, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high, and low power price scenarios. The base price forecast has been developed by averaging external fundamental based forecasts (providers are independent and widely accepted as industry experts for scenario and planning views). Forward power price ranges per MWh used in determining the Level III base fair value at March 31, 2016 are US$28 - US$45 (Dec. 31, 2015 - US$28 - US$45).

The contract is denominated in US dollars. With the weakening of the US dollar relative to the Canadian dollar from
Dec. 31, 2015 to March 31, 2016, the base fair value and the sensitivity values have decreased by approximately
$46 million and $10 million, respectively, as a result of the currency movement.

ii. Long-Term Power Sale - Alberta

The Corporation has a long-term 12.5 MW fixed price power sale contract (monthly shaped) in the Alberta market through December 2024. The contract is accounted for as held for trading.

For periods beyond 2022, market forward power prices are not readily observable. For these periods, fundamental-based price forecasts and market indications have been used as proxies to determine base, high, and low power price scenarios. The base scenario uses the most recent price view from an independent external forecasting service that is accepted within industry as an expert in the Alberta market. Forward power price ranges per MWh used in determining the Level III base fair value at March 31, 2016 are $84 - $96 (Dec. 31, 2015 - $86 - $93).

transalta corporation/Q1 2016 F13

iii. Unit Contingent Power Purchases

Under the unit contingent power purchase agreements the Corporation has agreed to purchase power contingent upon the actual generation of specific units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed price per MWh of output multiplied by the pro rata share of actual unit production (nil if a plant outage occurs). The contracts are accounted for as held for trading.

The key unobservable inputs used in the valuations are delivered volume expectations and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled power price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements.

In particular, a one standard deviation movement upward and downward in the volumetric and price discount rates was assessed. This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at March 31, 2016 are 0 per cent to 2.8 per cent (Dec. 31, 2015 - 0 per cent to 2.8 per cent) and 1.7 per cent to 7.4 per cent (Dec. 31, 2015 – 1.7 per cent to 7.4 per cent), respectively.

iv. Structured Products - Eastern U.S.

The Corporation has fixed priced power and heat rate contracts in the eastern United States. Under the fixed priced power contracts the Corporation has agreed to buy or sell power at non-liquid locations, or during non-standard hours. The Corporation has also bought and sold heat rate contracts at both liquid and non-liquid locations. Under a heat rate contract, the buyer has the right to purchase power at times when the market heat rate is higher than the contractual heat rate.

The key unobservable inputs in the valuation of the fixed priced power contracts are market forward spreads and non-standard shape factors. A historical regression analysis has been performed to model the spreads between non-liquid and liquid hubs. The non-standard shape factors have been determined using the historical data. Basis relationship and non-standard shape factors used in the Level III base fair value measurement at March 31, 2016 are 82 per cent to 129 per cent and 65 per cent to 110 per cent (Dec. 31, 2015 – 85 per cent to 116 per cent and 65 per cent to 109 per cent), respectively.

The key unobservable inputs in the valuation of the heat rate contracts are implied volatilities and correlations. Implied volatilities and correlations used in the Level III base fair value measurement at March 31, 2016 are 18 per cent to 52 per cent and 39 per cent to 80 per cent (Dec. 31, 2015 – 18 per cent to 71 per cent and 39 per cent to 80 per cent), respectively.

v. Hydro Slice Products – Western U.S.

The Corporation has agreed to purchase power contingent upon the actual generation of specific hydro units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed capacity payment. The contracts are accounted for as held for trading.

The key unobservable inputs used in the valuations are delivered volume expectations. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements. This analysis is based on historical production of the generation units for available history. Volumes used in the Level III base fair value measurement at March 31, 2016 are within the 50th percentile of the historical production (Dec. 31, 2015 – 50th percentile).

II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

F14 transalta corporation/Q1 2016

The following tables summarize the key factors impacting the fair value of the commodity risk management assets and liabilities by classification level during the three months ended March 31, 2016 and 2015, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2015	-	(58)	640	-	128	(98)	-	70	542
Changes attributable to:
Market price changes on existing contracts	-	30	66	-	34	(22)	-	64	44
Market price changes on new contracts	-	1	-	-	3	4	-	4	4
Contracts settled	-	4	(13)	-	(82)	65	-	(78)	52
Change in foreign exchange rates	-	4	(68)	-	(4)	2	-	-	(66)
Net risk management assets (liabilities) at March 31, 2016	-	(19)	625	-	79	(49)	-	60	576
Additional Level III information:
Losses recognized in OCI			(2)			-			(2)
Total gains (losses) included in earnings before income taxes			13			(16)			(3)
Unrealized gains included in earnings before income taxes relating to net liabilities held at March 31, 2016			-			49			49

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2014	-	(59)	314	-	180	(97)	-	121	217
Changes attributable to:
Market price changes on existing contracts	-	17	69	-	11	(9)	-	28	60
Market price changes on new contracts	-	-	-	-	(5)	(2)	-	(5)	(2)
Contracts settled	-	5	(7)	-	(79)	42	-	(74)	35
Change in foreign exchange rates	-	(6)	47	-	9	(4)	-	3	43
Net risk management assets (liabilities) at March 31, 2015	-	(43)	423	-	116	(70)	-	73	353
Additional Level III information:
Gains recognized in OCI			116			-			116
Total gains (losses) included in earnings before income taxes			7			(15)			(8)
Unrealized gains included in earnings before income taxes relating to net liabilities held at March 31, 2015			-			27			27

transalta corporation/Q1 2016 F15

Significant changes in commodity net risk management assets (liabilities) during the three months ended March 31, 2016 are primarily attributable to the following factors:

▪	increases in value related to market movements for power contracts in Alberta (Level II hedges);
▪	changes in value of the long-term power sale contract (Level III hedge) as discussed in the preceding section (B)(I)(c)(i) of this note;
▪	maturities and increases in value related to market movements for power contracts in the Pacific Northwest (Level II non-hedge); and
▪	settlement and maturities of unit contingent power purchases described in the section (B)(I)(c)(iii) of this note (Level III non-hedges)
▪

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in hedging non-energy marketing transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks. Changes in other risk management assets and liabilities related to hedge positions are reflected within net earnings when such transactions have settled during the period or when ineffectiveness exists in the hedging relationship.

Other risk management assets and liabilities with a total net asset fair value of $147 million as at March 31, 2016
(Dec. 31, 2015 - $214 million net asset) are classified as Level II fair value measurements. The significant changes in other net risk management assets during the period ended March 31, 2016 are primarily attributable to the weakening of the US dollar relative to the Canadian dollar on the Corporation’s foreign currency hedges.

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying value
	Level I	Level II	Level III	Total
Long-term debt(1) - March 31, 2016	-	3,488	-	3,488	3,886
Long-term debt(1) - Dec. 31, 2015	-	4,067	-	4,067	4,344
(1) Includes current portion and excludes $65 million (Dec. 31, 2015 - $69 million) of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets.
Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade and other accounts receivable, accounts payable and accrued liabilities, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

F16 transalta corporation/Q1 2016

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this note for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

3 months ended March 31	2016	2015
Unamortized net gain at beginning of period	202	188
New inception gains	2	1
Change in foreign exchange rates	(12)	16
Amortization recorded in net earnings during the period	(18)	(20)
Unamortized net gain at end of period	174	185

transalta corporation/Q1 2016 F17

8. Risk Management Activities

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at March 31, 2016
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	59	-	29	88
Long-term	-	547	-	1	548
Net commodity risk management assets	-	606	-	30	636
Other
Current	4	8	-	(3)	9
Long-term	-	137	5	(4)	138
Net other risk management assets (liabilities)	4	145	5	(7)	147

Total net risk management assets	4	751	5	23	783

As at Dec. 31, 2015
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	31	-	57	88
Long-term	-	551	-	(27)	524
Net commodity risk management assets	-	582	-	30	612
Other
Current	(7)	20	-	(3)	10
Long-term	-	207	5	(8)	204
Net other risk management assets (liabilities)	(7)	227	5	(11)	214

Total net risk management assets (liabilities)	(7)	809	5	19	826

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 14(B) of the Corporation’s most recent annual consolidated financial statements.

I. Commodity Price Risk

Value at Risk (“VaR”) is the most commonly used metric employed to track and manage the market risk associated with commodity and other derivatives. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance - covariance approach.

F18 transalta corporation/Q1 2016

a. Commodity Price Risk - Proprietary Trading

The Corporation’s Energy Marketing Segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

VaR at March 31, 2016 associated with the Corporation’s proprietary trading activities was $3 million (Dec. 31, 2015 -
$5 million).

b. Commodity Price Risk - Generation

Various commodity contracts and other financial instruments are used to manage the commodity price risk associated with the Corporation’s electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. VaR at
March 31, 2016 associated with the Corporation’s commodity derivative instruments used in these hedging activities was
$23 million (Dec. 31, 2015 - $24 million). VaR at March 31, 2016 associated with positions and economic hedges that do not meet hedge accounting requirements was $2 million (Dec. 31, 2015 - $1 million).

II. Currency Rate Risk

The Corporation has exposure to various currencies, such as the euro, the US dollar, the Japanese yen, and the Australian dollar, as a result of investments and operations in foreign jurisdictions, the net earnings from those operations, and the acquisition of equipment and services from foreign suppliers. Further discussion on Currency Rate Risk can be found in Note 14(B)(c) of the Corporation’s most recent annual consolidated financial statements.

III. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist. The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts. TransAlta is exposed to minimal credit risk for Alberta Coal PPAs as receivables are substantially all secured by letters of credit.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. In certain cases, the Corporation will require security instruments such as parental guarantees, letters of credit, cash collateral or third party credit insurance to reduce overall credit risk. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held or right of set-off, including the distribution of credit ratings, as at March 31, 2016:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	89	11	100	457
Long-term finance lease receivables(2)	40	60	100	731
Risk management assets(1)	100	-	100	1,021
Total				2,209
(1) Letters of credit and cash are the primary types of collateral held as security related to these amounts.
(2) The Corporation has one non-investment grade customer whose outstanding balances accounted for $415 million (Dec. 31, 2015 - $446 million). Risk of significant loss arising from this counterparty has been assessed as low in the near term, but could increase to moderate in an environment of sustained low commodity prices over the mid-to long term. The Corporation's assessment takes into consideration the counterparty's financial position, external rating assessments, and how the Corporation provides its services in an area of the counterparty's lower-cost operations, and the Corporations other credit risk management practices.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at March 31, 2016 was $45 million (Dec. 31, 2015 - $44 million).

transalta corporation/Q1 2016 F19

IV. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes. In December 2015, Moody’s downgraded the senior unsecured rating on TransAlta’s US bonds one notch from Baa3 to Ba1. During the first quarter of 2016, two rating agencies affirmed the Corporation’s long-term issuer rating as investment grade, but revised their outlook to negative, from a previous stable outlook. As at March 31, 2016, TransAlta maintains investment grade ratings from three credit rating agencies. For further details refer to Note 14(B) of the Corporation’s most recent annual consolidated financial statements.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2016	2017	2018	2019	2020	2021 and thereafter	Total
Accounts payable and accrued liabilities	336	-	-	-	-	-	336
Long-term debt(1)	87	566	899	446	446	1,521	3,965
Commodity risk management (assets) liabilities	(61)	(78)	(48)	(62)	(67)	(320)	(636)
Other risk management (assets) liabilities	(8)	(87)	(55)	2	1	-	(147)
Finance lease obligations	12	14	13	9	7	24	79
Interest on long-term debt and finance lease obligations(2)	161	200	158	129	102	758	1,508
Dividends payable	26	-	-	-	-	-	26
Total	553	615	967	524	489	1,983	5,131
(1) Excludes impact of hedge accounting.
(2) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

C. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt falling below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at March 31, 2016, the Corporation had posted collateral of $194 million (Dec. 31, 2015 - $220 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Corporation having to post an additional $56 million (Dec. 31, 2015 - $44 million) of collateral to its counterparties.

F20 transalta corporation/Q1 2016

9. Property, Plant, and Equipment

 A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at Dec. 31, 2015	95	2,811	611	2,455	604	351	246	7,173
Additions	1	-	-	-	-	90	(6)	85
Additions - finance lease	-	-	-	-	1	-	-	1
Disposals	(1)	-	-	-	-	-	-	(1)
Depreciation	-	(70)	(18)	(32)	(15)	-	(4)	(139)
Revisions and additions to decommissioning and restoration costs	-	(14)	(4)	(3)	2	-	-	(19)
Retirement of assets	-	(4)	-	(1)	-	-	-	(5)
Change in foreign exchange rates	(1)	(24)	(6)	(20)	(4)	(7)	(3)	(65)
Transfers	-	18	1	7	3	(33)	4	-
As at March 31, 2016	94	2,717	584	2,406	591	401	237	7,030
(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventative or planned maintenance.

10. Credit Facilities, Long-Term Debt, and Finance Lease Obligations

A. Credit Facilities, Debt and Letters of Credit

The amounts outstanding are as follows:

As at	March 31, 2016			Dec. 31, 2015
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	-	-	-	315	315	3.1%
Debentures	1,045	1,051	6.0%	1,044	1,051	6.0%
Senior notes(3)	2,073	2,074	5.0%	2,221	2,221	4.9%
Non-recourse(4)	754	761	4.5%	766	773	4.5%
Other(5)	79	79	8.1%	67	67	9.3%
	3,951	3,965		4,413	4,427
Finance lease obligations	79			82
	4,030			4,495
Less: current portion of long-term debt	(87)			(72)
Less: current portion of finance lease obligations	(16)			(15)
Total current long-term debt and finance lease obligations	(103)			(87)
Total credit facilities, long-term debt, and finance lease obligations	3,927			4,408
(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers' acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at March 31, 2016 - US$1.6 billion (Dec. 31, 2015 - US$1.6 billion).
(4) Includes US$54 million at March 31, 2016 (Dec. 31, 2015 - US$59 million).
(5) Includes US$35 million at Dec. 31, 2015 (Dec. 31, 2015 - US$36 million) of tax equity financing.

transalta corporation/Q1 2016 F21

During the first quarter, the Corporation paid out the credit facilities balance from a combination of cash flows from operations and net cash proceeds of $173 million received from the sale of the economic interest of the Canadian Assets that closed Jan. 6, 2016.

Of the $2.1 billion (Dec. 31, 2015 - $2.2 billion) of committed credit facilities, $1.5 billion (Dec. 31, 2015 - $1.3 billion) is not drawn. The Corporation is in compliance with the terms of the credit facility and all undrawn amounts are fully available. In addition to the $1.5 billion available under the credit facilities, TransAlta also has $30 million of available cash and cash equivalents.

The total outstanding letters of credit as at March 31, 2016 was $588 million (Dec. 31, 2015 - $575 million) with no
(Dec. 31, 2015 - nil) amounts exercised by third parties under these arrangements.

TransAlta's debt has terms and conditions, including financial covenants, that are considered normal and customary. As at
March 31, 2016, the Corporation was in compliance with all debt covenants.

B. Restrictions on Non-Recourse Debt

Non-recourse debentures of $229 million (Dec. 31, 2015 - $230 million) issued by the Corporation’s Canadian Hydro Developers, Inc. (“CHD”) subsidiary include restrictive covenants requiring the cash proceeds received from the sale of assets to be reinvested into similar renewable assets or to repay the non-recourse debentures.

Other non-recourse debt of $531 million (Dec. 31, 2015 - $536 million) is secured by certain renewable generation facilities and subject to customary financing restrictions that restrict the Corporation’s ability to access funds generated by the facilities’ operations. Certain bonds are secured by a first ranking charge over all of the respective assets of the Corporation’s subsidiaries that issued the bonds, which includes renewable generation facilities with total carrying amounts of $780 million at March 31, 2016 (Dec. 31, 2015 - $798 million).

11. Common Shares

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended March 31
	2016		2015
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	284.0	3,077	275.0	3,001
Issued under the dividend reinvestment and optional common share purchase plan	3.9	18	2.0	20
	287.9	3,095	277.0	3,021
Amounts receivable under Employee Share Purchase Plan	-	(2)	-	(2)
Issued and outstanding, end of period	287.9	3,093	277.0	3,019

F22 transalta corporation/Q1 2016

B. Dividends and Shareholder Rights Plan

On Jan. 14, 2016, the Corporation announced the resizing of its dividend from $0.72 annually to $0.16 annually and the suspension of the Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan (the “DRIP”) effective immediately. These actions were taken as part of a plan to maximize the Corporation’s long-term financial flexibility, as well as to stop shareholder dilution relating to the DRIP.

On Feb. 16, 2016, the Corporation declared a quarterly dividend of $0.04 per common share, payable on April 1, 2016.

On April 21, 2016, the Corporation declared a quarterly dividend of $0.04 per common share, payable on July 1, 2016.

On April 22, 2016, the Shareholder Rights Plan discussed in Note 22 of the Corporation’s most recent annual consolidated financial statements was renewed for a new period of approximately three years.

There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.

C. Stock Options

In February 2016, the Corporation granted executive officers of the Corporation a total of 1.1 million stock options with an exercise price of $5.93 that vest after a three year period and expire seven years after issuance.

12. Preferred Shares

A. Issued and Outstanding

On March 17, 2016, the Corporation announced that 1,824,620 of its 12.0 million Series A Cumulative Fixed Redeemable Rate Reset Preferred Shares were tendered for conversion, on a one-for-one basis, into the Series B Cumulative Redeemable Floating Rate Preferred Shares after having taken into account all election notices. As a result of the conversion, the Corporation has 10.2 million Series A Shares and 1.8 million Series B Shares issued and outstanding at March 31, 2016.

The Series A Shares pay fixed cumulative preferential cash dividends on a quarterly basis, for the five-year period from and including March 31, 2016 to but excluding March 31, 2021, if, as and when declared by the Board based on an annual fixed dividend rate of 2.709 per cent.

The Series B Shares pay quarterly floating rate cumulative preferential cash dividends for the five-year period from and including March 31, 2016 to but excluding March 31, 2021, if, as and when declared by the Board. The annualized dividend rate for the Series B Shares for the 3-month floating rate period from and including March 31, 2016 to but excluding June 30, 2016 is 2.492 per cent and will reset every quarter.

Additionally, at March 31, 2016, the Corporation also had 11.0 million Series C, 9.0 million Series E, and 6.6 million Series G Cumulative Redeemable Rate Reset Preferred Shares issued and outstanding.

transalta corporation/Q1 2016 F23

B. Dividends

The following table summarizes the preferred share dividends declared within the three months ended March 31:

		3 months ended March 31
	Quarterly amounts per share	2016	2015
Series		Total	Total
A	0.2875	4	4
C	0.2875	3	3
E	0.3125	3	3
G	0.33125	2	2

Total for the period	12	12

On April 21, 2016, the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.15490 per share on the Series B preferred shares, $0.2875 per share on the Series C preferred shares, $0.3125 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares, all payable June 30, 2016.

F24 transalta corporation/Q1 2016

13. Contingencies

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

14. Segment Disclosures

A. Reported Statement of Earnings (Loss)

3 months ended March 31, 2016	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	234	56	105	29	84	28	32	-	568
Fuel and purchased power	98	52	42	5	9	2	-	-	208
Gross margin	136	4	63	24	75	26	32	-	360
Operations, maintenance, and administration	45	12	14	6	12	7	9	18	123
Depreciation and amortization	61	(3)	14	5	30	7	1	7	122
Taxes, other than income taxes	3	1	1	-	2	1	-	-	8
Operating income (loss)	27	(6)	34	13	31	11	22	(25)	107
Finance lease income	-	-	3	13	-	-	-	-	16
Net interest expense									(64)
Foreign exchange gain									(6)
Earnings before income taxes									53

3 months ended March 31, 2015 (Restated - See Note 2)	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	246	51	141	26	73	25	31	-	593
Fuel and purchased power	113	47	67	5	4	1	-	-	237
Gross margin	133	4	74	21	69	24	31	-	356
Operations, maintenance, and administration	49	12	18	6	12	11	8	18	134
Depreciation and amortization	57	15	23	4	22	6	-	6	133
Restructuring provision	7	-	-	-	-	-	-	-	7
Taxes, other than income taxes	3	1	1	-	2	-	-	-	7
Operating income (loss)	17	(24)	32	11	33	7	23	(24)	75
Finance lease income	-	-	1	12	-	-	-	-	13
Net interest expense									(60)

Foreign exchange gain	1
Earnings before income taxes	29

transalta corporation/Q1 2016 F25

During the three months ended March 31, 2016, coal inventory at the Corporation’s Centralia plant was written down by
$6 million (2015 - $10 million) to its net realizable value. The writedown is included in fuel and purchased power of the U.S. Coal Segment.

Included in revenues of the Wind and Solar Segment for the three months ended March 31, 2016 are $7 million
(2015 - $6 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind projects.

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings (Loss) and the Condensed Consolidated Statements of Cash Flows is presented below:

3 months ended March 31	2016	2015
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings (Loss)	122	133
Depreciation included in fuel and purchased power	14	14
Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	136	147

F26 transalta corporation/Q1 2016